news release

ArcelorMittal announces publication of 2010 annual report of ArcelorMittal Finance

Luxembourg, 2 May 2011 - ArcelorMittal announces the publication of the annual report relating to financial year 2010 of ArcelorMittal Finance S.C.A., as required by the Luxembourg Transparency Law of 11 January 2008. The report is available in the electronic database of the Luxembourg Stock Exchange (www.bourse.lu) and on www.arcelormittal.com under "Investors and Shareholders > Financial documents > ArcelorMittal reports".